EXHIBIT 99.1
QuarterlyReport to Shareholders

TransCanada Reports Solid First Quarter 2015 Financial Results

CALGARY, Alberta – May 1, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced net income attributable to common shares for first quarter 2015 of $387 million or $0.55 per share compared to $412 million or $0.58 per share for the same period in 2014. Comparable earnings for first quarter 2015 were $465 million or $0.66 per share compared to $422 million or $0.60 per share for the same period last year. TransCanada’s Board of Directors also declared a quarterly dividend of $0.52 per common share for the quarter ending June 30, 2015, equivalent to $2.08 per common share on an annualized basis.

"Solid performance in the first quarter from each of our core business segments contributed to an increase in comparable earnings and funds generated from operations of ten and five per cent, respectively, compared to the same period last year," said Russ Girling, TransCanada's president and chief executive officer. "Strong performance from our Keystone System, Eastern Canadian Power and U.S. Power segments helped to offset depressed power prices in Western Power and clearly demonstrates the strength of our diverse portfolio of critical energy infrastructure assets. Looking forward, we remain well positioned to grow earnings, cash flow and dividends over the next three years as we work to bring $12 billion of small to medium-sized growth projects into service."
We also continue to advance a number of other growth initiatives, including $34 billion of commercially secured projects, which would extend and possibly augment the future growth rate in earnings, cash flow and dividends through the end of the decade. With our high-quality asset base and a strong balance sheet, we remain well positioned to create long-term shareholder value throughout various market conditions.
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	First quarter financial results
◦Net income attributable to common shares of $387 million or $0.55 per share
◦Comparable earnings of $465 million or $0.66 per share
◦Comparable earnings before interest, taxes, depreciation and amortization (EBITDA) of $1.5 billion
◦Funds generated from operations of $1.2 billion
•Declared a quarterly dividend of $0.52 per common share for the quarter ending June 30, 2015

•	Commenced construction on the $1 billion Napanee Power Project

•	The National Energy Board (NEB) issued a report recommending the federal government approve the $1.7 billion North Montney Mainline project

•	Continued to advance our master limited partnership strategy with the drop down of the remaining 30 per cent interest in Gas Transmission Northwest LLC (GTN) for US$446 million on April 1, 2015

•	Altered the project scope for the Energy East Pipeline with the decision not to build a marine and associated tank terminal at Cacouna, Québec in April 2015

•	Completed over $2 billion of financing with the issuance of senior notes and preferred shares

Net income attributable to common shares decreased by $25 million to $387 million or $0.55 per share for the three months ended March 31, 2015 compared to the same period in 2014. Both periods included unrealized gains and losses from changes in risk management activities which are excluded from comparable earnings.

Comparable earnings for first quarter 2015 were $465 million or $0.66 per share compared to $422 million or $0.60 per share for the same period in 2014. Higher earnings from Keystone, Mexican Pipelines, U.S. Power and Eastern Power were offset by lower contributions from Western Power, the Canadian Mainline and Natural Gas Storage.

Notable recent developments in Natural Gas Pipelines, Liquids Pipelines, Energy and Corporate include:

Natural Gas Pipelines:

•
NGTL System Expansions: The NGTL System has approximately $6.7 billion of new supply and demand facilities currently under development. In first quarter 2015, we continued to advance several of these capital expansion projects by filing their regulatory applications with the NEB and plan to file additional facilities applications for this program throughout 2015. We have also received additional requests for firm receipt service that we anticipate will increase the overall capital spend on the NGTL System beyond the previously announced program and continue to work with our customers to best match their requirements for 2016, 2017 and 2018 in-service dates.

On April 15, 2015, the NEB issued its report recommending the federal government approve the NGTL System's $1.7 billion North Montney Mainline project which will provide substantial new capacity on the NGTL System to meet the transportation requirements associated with rapidly increasing development of natural gas resources in the Montney supply basin in northeastern British Columbia (B.C.) The project will connect Montney and other Western Canada Sedimentary Basin supply to both existing and new natural gas markets, notably emerging markets for liquefied natural gas (LNG).

The North Montney Mainline project will consist of two large diameter, 42-inch pipeline sections, Aitken Creek and Kahta, totaling approximately 301 kilometres (km) (187 miles) in length, and associated metering facilities, valve sites and compression facilities. The project will also include an interconnection with our proposed Prince Rupert Gas Transmission (PRGT) project to provide natural gas supply to the proposed Pacific NorthWest (PNW) LNG liquefaction and export facility near Prince Rupert, B.C. Subject to certain conditions, including a positive final investment decision (FID) on the proposed PNW LNG project, NGTL expects to have the Aitken Creek Section in service in 2016, and the Kahta Section in service in 2017.

The NEB also approved the applied-for rolled-in tolling design for the project costs during a transition period, subject to certain conditions which we are reviewing. Following the transition period, we will have the option of applying to the NEB for a revised tolling methodology, or the ability to implement stand-alone tolling on the project. NGTL will engage its shippers to determine an appropriate approach that best meets market requirements.

•	PRGT: We anticipate decisions in second quarter 2015 from the B.C. Oil and Gas Commission (BC OGC) on the permits required to build and operate the PRGT pipeline project.

PRGT is a 900 km (559 mile) natural gas pipeline that will deliver gas from the North Montney producing region near Fort St. John, B.C. at an interconnect on the NGTL System to the proposed PNW LNG facility near Prince Rupert, B.C. The project is subject to regulatory approvals and a positive FID.

•	Coastal GasLink: We also anticipate decisions in second quarter 2015 from the BC OGC on the permits required to build and operate Coastal GasLink.

Coastal GasLink is a 670 km (416 mile) natural gas pipeline that will deliver gas from the Montney producing region at an expected interconnect on the NGTL System near Dawson Creek, B.C. to LNG Canada's proposed LNG facility near Kitimat, B.C. The project is subject to regulatory approvals and a positive FID.

•
GTN Drop Down: On April 1, 2015, we closed the sale of our remaining 30 per cent interest in GTN to our master limited partnership, TC PipeLines, LP (the Partnership). The US$446 million sale was comprised of US$253 million in cash, the assumption of US$98 million in proportional GTN debt and the issuance of US$95 million of new Class B units to TransCanada. The Class B units entitle us to a cash distribution based on 30 per cent of GTN's annual cash distribution after certain thresholds are achieved, namely, 100 per cent of distributions above US$20 million in the first five years and 25 per cent of distributions above US$20 million in subsequent years.

The drop down of the remaining interest in GTN is part of a systematic series of transactions to sell the remainder of TransCanada's U.S. natural gas pipeline assets to the Partnership to help us fund our capital program and enhance the size and diversity of the Partnership's asset base, positioning it with visible, high quality future growth.

At March 31, 2015, we held a 28.3 per cent interest in the Partnership.

Liquids Pipelines:

•
Energy East Pipeline: On April 2, 2015, we announced that the marine and associated tank terminal in Cacouna, Québec will not be built as a result of the potential reclassification of beluga whales as an endangered species. We are currently evaluating other options and discussing those options with our shippers. Amendments to the project are expected to be submitted to the NEB in fourth quarter 2015. The alteration to the project scope and further refinement of the project schedule is expected to result in an in-service date of 2020.

Binding long term contracts of approximately one million barrels per day (Bbl/d) for the 1.1 million Bbl/d pipeline have been secured. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets.

•
Keystone XL: In January 2015, the U.S. Department of State (DOS) re-initiated the national interest review and requested the eight federal agencies with a role in the review to complete their consideration of whether Keystone XL serves the national interest. All of the agency comments have been submitted to the DOS.

On February 12, 2015, Nebraska county courts granted temporary injunctions that were negotiated between TransCanada and landowners’ counsel which prevent Keystone from proceeding with condemnation cases until the underlying constitutional litigation is resolved. A renewed challenge to the constitutionality of the statute under which the Governor approved the re-route in the state is pending in a Nebraska District Court.
On February 24, 2015, U.S. President Obama vetoed Congressional legislation that would have granted Keystone authority to construct across the international border. The U.S. President stated that the legislation circumvented a final DOS assessment. The timing and ultimate resolution of Keystone XL’s pending application for a Presidential Permit remains uncertain.
The South Dakota Public Utility Commission has scheduled a hearing in third quarter 2015 on our request to certify its existing permit authority in that state.
The estimated capital cost for Keystone XL is expected to be approximately US$8.0 billion. As of March 31, 2015, we have invested US$2.4 billion in the project and have also capitalized interest in the amount of US$0.4 billion.

•
Houston Lateral and Tank Terminal: Construction continues on the 77 km (48 mile) Houston Lateral pipeline and Tank Terminal which will extend the Keystone Pipeline System to refineries in Houston, Texas. The terminal is expected to have initial storage capacity for 700,000 barrels of crude oil. The pipeline and terminal are expected to be completed in fourth quarter 2015.

On April 14, 2015, TransCanada and Magellan Midstream Partners L.P. (Magellan) announced a joint development agreement to connect our Houston Terminal to Magellan's East Houston Terminal. We will own 50 per cent of the US$50 million pipeline project which will enhance connections to the Houston market for our Keystone Pipeline System. Subject to definitive agreements and receipt of necessary permits and approvals, the pipeline is expected to be operational in late 2016.

Energy:

•
Napanee Project: In January 2015, we began construction activities on the 900 megawatt (MW) natural gas-fired power plant at Ontario Power Generation’s Lennox site in eastern Ontario in the town of Greater Napanee. We expect to invest approximately $1 billion in the Napanee facility during construction and commercial operations are expected to begin in late 2017 or early 2018. Production from the facility is fully contracted for 20 years with the Independent Electricity System Operator.

Corporate:

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Our Board of Directors declared a quarterly dividend of $0.52 per share for the quarter ending June 30, 2015 on TransCanada’s outstanding common shares. The quarterly amount is equivalent to $2.08 per common share on an annualized basis.

•
Financing Activities: In January 2015, we issued US$500 million of three-year fixed rate senior notes bearing interest at 1.875 per cent, and US$250 million of three-year LIBOR-based floating rate senior notes, bearing interest at an initial rate of 1.045 per cent, both maturing on January 12, 2018.

In March 2015, we completed a public offering of 10 million Series 11 Cumulative Redeemable First Preferred Shares. The Series 11 shares were issued at a price of $25 per share, resulting in gross proceeds of $250 million. The initial dividend rate is fixed to but excluding November 30, 2020 at an annual rate of $0.95 per share payable quarterly.

In March 2015, we issued US$750 million of 30-year senior notes bearing interest at 4.60 per cent that mature on March 31, 2045. These notes are redeemable at par on March 31, 2020 and annually thereafter.

The net proceeds of these offerings are intended to be used for general corporate purposes and to reduce short-term indebtedness which was used to fund a portion of our capital program and for general corporate purposes.

In March 2015, TC PipeLines, LP issued US$350 million of ten-year senior notes bearing interest at 4.375 per cent that mature on March 31, 2025. The net proceeds from this offering were used to finance the acquisition of the 30 per cent interest in GTN and to repay short-term indebtedness.

Teleconference – Audio and Slide Presentation:

We will hold a teleconference and webcast on Friday, May 1, 2015 to discuss our first quarter 2015 financial results. Russ Girling, TransCanada president and chief executive officer, and Don Marchand, executive vice-president and chief financial officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 1 p.m. (MT) / 3 p.m. (ET).

Analysts, members of the media and other interested parties are invited to participate by calling 800.396.7098 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on May 8, 2015. Please call 800.408.3053 or 905.694.9451 and enter pass code 8512000.

The unaudited interim Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

Forward Looking Information
This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated April 30, 2015 and 2014 Annual Report on our website at www.transcanada.com or filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable EBITDA, funds generated from operations and comparable earnings per share, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada’s Quarterly Report to Shareholders dated April 30, 2015.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522